Exhibit 23.3

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Ada’s Whole Food Market, LLC on Form S-8 of our report dated December 2, 2016 with respect to our audits of the financial statements of Ada’s Whole Food Market, LLC as of December 31, 2015 and 2014 and for the years then ended, appearing in the amended Form 8-K (File No. 001-36469) filed with the U.S. Securities and Exchange Commission on December 5, 2016. We were dismissed as auditors on December 29, 2016 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements appearing in such Prospectus for the periods after the date of our dismissal.  We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Marcum LLP

Marcum LLP

New York, NY

February 8, 2017